December 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Chris Edwards

Re:	Biocept, Inc.

Registration Statement on Form S-1, as amended (File No. 333-234459)

Ladies and Gentlemen:

As the underwriter of the proposed offering of Biocept, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:05 a.m., Eastern Time, on Friday, December 6, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectuses dated November 15, 2019, and December 4, 2019, through the date hereof:

Preliminary Prospectuses dated November 15, 2019, and December 4, 2019:

Copies to underwriters: 1

Copies to prospective dealers: 23

Copies to prospective institutional investors: 101

Copies to prospective retail investors: 257

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Head of Investment Banking, Executive Managing Director